May 5, 2005

By U.S. Mail and Facsimile to (212) 504-6666

James J. Johnson, Esq.
Chief Legal Officer and Secretary
The Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, Ohio 45202

Richard K. Willard, Esq.
Senior Vice President and General Counsel
The Gillette Company
Prudential Tower Building
Boston, Massachusetts 02199

	Re:	The Procter & Gamble Company
      Amendment No. 1 to Form S-4 filed April 22, 2005
      File No. 333-123309
       and
Form 10-K for the fiscal year ended June 30, 2004
      File No. 1-00434


Dear Messrs. Johnson and Willard:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4/A filed April 22, 2005

General

1. We note from Exhibit 21 to Procter & Gamble`s Form 10-K for the fiscal year-ended June 30, 2004, that it has a foreign subsidiary in
Cuba - Procter & Gamble Commercial de Cuba, S.A. In view of the fact that Cuba has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control, please advise us of the materiality to the company of its operations in Cuba, and give us your view as to whether those operations constitute a material investment risk for your security holders.

We note from Procter & Gamble`s website that it recruits from Syria, and that Procter & Gamble Egypt exports to Syria. Please describe for us your recruiting and export operations relating to Syria, including the financial significance of those operations to the company. In view of the fact that Syria has been identified by the
U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department`s
Office of Foreign Assets Control, please advise us of the materiality to the company of your contacts with Syria, and give us your view as to whether those contacts constitute a material investment risk for company and/or Gillette security holders.

We also note from Gillette`s website that it recruits from Iraq and
Iran. Please describe for us Gillette`s recruiting activities relating to Iran, including the financial significance of those activities. In view of the fact that Iran has been identified by the
U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department`s
Office of Foreign Assets Control, please advise us of the materiality to Gillette of its contacts with Iran, and give us your view as to whether those contacts constitute a material investment risk for company and/or Gillette security holders. Advise us also whether Gillette recruited from Iraq during the time that country was subject to US economic sanctions, and/or identified by the US State Department as a state sponsor of terrorism. If Gillette recruited from Iraq during that period, please provide the same type of information regarding that recruiting activity as requested with regard to Gillette`s recruiting activity in Iran.

In preparing your response to this comment, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company`s reputation and share value, that a reasonable investor would deem important in making an investment decision.

The Merger, page I-1

Summary, page I-3

2. We note your response to prior comment 7. Please disclose that the transaction is valued at approximately $57 billion. Also, please disclose that in addition to merger-related costs of $155 million, James Kilts and other executive officers will receive approximately
$176 million in severance and change in control benefits.

3. We note your response to prior comment 8. However, please describe the buyback and the financial impact on the company in the summary.
Furthermore, if the buyback is material to your Expected Synergies or
Gillette`s Synergies, please disclose this. Disclose whether
Procter
& Gamble is legally or contractually obligated to repurchase its shares.

Risk Factors, page I-16

4. We note your responses to prior comments 17-19 that the company does not currently include risk factors in its Exchange Act filings.
However, the language you use in the introductory paragraph, that shareholders should consider "the following factors, in addition to those factors discussed in the other documents..." suggests that risks are discussed in the documents you incorporate by reference, even if, as your supplemental response suggest, they are not set apart in a risk factors section written in plain English in those documents. Please revise this introductory language to clarify that you discuss all material risks in this section. We would anticipate that this would include any material business risks relating to the combined companies in this section. If you intend to incorporate risk factor disclosure from your Form 10-K or other filings, that disclosure must be written in plain English and clearly address material risks as such. See Staff Legal Bulletin No. 7A. Otherwise, the risk factor disclosure should appear in the prospectus.

The Proposed Merger, page I-21

Background of the Merger, page I-21

5. We note your response to prior comment 22. However, we note in the
Fortune article that A.G. Lafley was quoted as saying "On that first day when Jim called, I asked him if he had a price in mind. He said the usual things about a fair price. He said, "Not $60. But not $50."
I said, "Jim, I can do the math. Are you thinking $55 a share?" Please clarify whether offers or counteroffers were discussed during this telephone call.

6. We note your response to prior comment 27. It does not appear that the communications by Mr. Buffett fit within the exclusion from the definition of solicitation found in Rule 14a-1(l)(2)(iv). The exclusion applies to "a communication by a security holder who does not otherwise engage in a proxy solicitation." We do not agree that a security holder who is providing its views on a solicitation to a participant in the solicitation in order for that participant to publish or use the communication as part of its solicitation is eligible to rely on the exclusion. In this regard, we note that Mr.
Buffett provided his comments on the proposed transaction to the company at its request and with the knowledge that such comments would be rebroadcast and published by the company for use in its solicitation. Accordingly, it would appear that Mr. Buffett may be a participant in the solicitation, absent an applicable exemption. Please advise.

Factors Considered by, and Recommendation of, the Board of Directors of Procter & Gamble, page I-29

7. If the board contemplated any particular time frame for the cost and revenue synergies to be achieved, please disclose this.
Information on page 7 of the board book prepared by Merrill Lynch suggests this may have been the case.

Recent Developments, page I-39

8. Articles in the recent press indicate that the interest of the Securities Division of the Secretary of the Commonwealth of Massachusetts is in the fairness of the transaction and the information they are seeking relates to the fairness opinions. When you update your disclosure about the status of the Division`s inquiries, please make this clear. The discussion currently focuses only on requests for documents.

Opinions of Financial Advisors, page I-42

9. We reissue prior comment 39. Please summarize the material projections that the parties exchanged.

10. We have several comments related to the disclosure of synergies contemplated by the boards and the financial advisors, as follows:

* Please clarify, if true, that the "Expected Synergies" contemplated by Merrill Lynch are the same as the $10-$11 billion of cost synergies and the $4-5 billion of revenue synergies that the Procter
& Gamble board considered.

* Please clarify, if true, that the "Synergies" contemplated by Goldman and UBS are the same as the $1.05 billion of after-tax synergies they used when they conducted the pro forma merger analysis. Please also clarify, if true, that the amount and timing of the synergies that the Gillette board contemplated in recommending the transaction to shareholders is this $1.05 billion.


* Please disclose, if true, that the boards believed that the synergies were reasonably prepared and reflected the best currently available estimates and judgments of the management at the time they were prepared. We note that the financial advisors made assumptions to this effect, with the consents of the boards.

* If known, please explain why the amount of the "Expected
Synergies"
varies so substantially from the amount of the "Synergies." In this regard, we note that the Synergies were prepared by managements of both Procter & Gamble and Gillette.

* We understand, based on your response to prior comment 39 that teams at both companies are currently working to further substantiate synergy projections and assumptions. Please elaborate, in the filing, why this is necessary. If the synergy projections and assumptions that are disclosed in this filing are no longer believed to be accurate or have changed in any material way, please disclose this.

* Please also tell us, with a view toward disclosure, how you will address material changes in your assumptions or synergy projections that take place after the filing is effective, or after shareholders vote on the transactions. We note that the synergies disclosed in the filing underlie the boards` recommendations to the shareholders, as well as the financial advisor opinions, which we understand will not be updated prior to the merger.

Opinion of Procter & Gamble`s Financial Advisor, page I-42

11. Ensure that the filing addresses all of the analyses that were conducted by Merrill Lynch and presented to the board. For example, we did not see a discussion of the information set forth on page 5, and pages 14 through 18 of Merrill Lynch`s materials. In addition, only the Sum of the Parts and Discounted Cash Flow analyses that appear in the summary of the valuation analyses on page 8 of the materials appear in the discussion. Finally, please reconcile for us the amounts you disclose under Pro Forma Merger Analysis with information on page 16 of the materials. Although the information on page 16 of the board book appears to be within the ranges disclosed in the filing, it is not clear that Merrill performed this analysis in a way that resulted in ranges of pro forma information.

12. Please consider presenting the information in the "Relative
Contribution Analysis" in tabular format.

13. We reissue prior comment 41. Please disclose the contemplated fee to be paid to Merrill Lynch in connection with the merger. If the fee will be determined according to a formula or identified criteria, please disclose this and explain when the amount of the fee will be calculated and supplementally provide us a copy of the engagement letter.
Interests of Certain Persons in the Merger, page I-62

14. We note your response to prior comment 44. However, please also quantify the value of James Kilts` Procter & Gamble options, restricted shares, and long term incentive plan benefits or tell us where those values are included in the table.

The Merger Agreement, page I-68

15. We have read your "Explanatory Note..." that precedes your description of the merger agreement. Please note that investors are entitled to rely upon disclosures in your publicly filed documents, including disclosures regarding representations and warranties contained in a merger agreement. Please revise your subheading and the second sentence accordingly.

We note your statements "The public disclosure of Procter & Gamble and Gillette are those as are set forth in their respective public reports filed with the SEC. The merger agreement, although included as an appendix to this joint proxy statement/ prospectus, is not intended to change or supplement the disclosures in the public reports filed with the SEC." The merger agreement was filed as an exhibit to a publicly filed document. Please revise as appropriate to remove the implication that the referenced merger agreement and the summary thereof does not constitute a public disclosure. Please be advised that notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading.

We note your statement: "It is understood that matters may change from the state of affairs contemplated by the representations and warranties." Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

Unaudited Pro Forma Condensed Combined Statements of Earnings, page
II-3

16. We note your response to the first portion of our prior comment
48. We are still unable to recalculate the number of shares attributed to Gillette in your pro forma shares outstanding. Please supplementally provide us with your calculation of the 965 basic and
988 diluted shares attributed to Gillette.

Exhibit 2.1

17. We note your response to prior comment 60. Please provide us supplementally with schedule 3.02(r) Foreign Corrupt Practices and International Trade Sanctions.

Exhibits - Form of Legal Opinions

18. We note you have filed forms of the legal opinions. Please file signed legality opinions before the registration statement is declared effective.

Exhibits 8.1 and 8.2 - Form of Tax Opinions

19. The tax opinions imply that investors are not entitled to rely on the opinion. Please delete the language that the opinions are solely for the benefit of the company and may not be relied upon by any other person.

20. Please delete the language that the opinions are "as of the date hereof" or file the opinions on the date you want to go effective.

21. Please revise the tax opinions to express a firm conclusion that
Gillette shareholders will not recognize gain or loss in the reorganization.

Form 10-K for the fiscal year ended June 30, 2004

Segment Reporting

22. We note your response to our previous comment 62. We read in your response that your chief operating decision maker ("CODM") is your Chairman and Chief Executive Officer. Your response indicates that your CODM allocates resources and assesses performance based on discrete financial information at the level of your three Global Business Units ("GBUs") and that your GBUs serve as both your operating and reportable segments. We note that each of your GBUs is comprised of a variety of operations with widely differing natures, such as your Health, Baby, and Family Care unit, which includes pharmaceuticals, dog food, toothpaste, diapers, and paper towels. Given the differences in the nature of these operations, we assume that they each have different production processes, margins, and demand from consumers. We further note that at June 30, 2004, your product portfolio included 16 brands with over $1 billion each in sales, and that the natures of your billion-dollar brands appear to differ significantly. Given that your company has such a variety of operations of a differing nature, it is not clear to us how your CODM can effectively allocate resources and assess performance without insight into your company`s results at some level that is lower than your three GBUs.

For example, in order to decide to pursue a new pharmaceutical (or to enhance a pharmaceutical product, or distribution channel), a chief operating decision maker would need to consider the unique market, extensive research requirements, regulatory approval, and other distinct considerations. The manufacturing environment, advertising and distribution methods would also be unique and distinct from other products, such as paper towels, or dog food.

Please note that the term chief operating decision maker identifies a function, not necessarily a manager with a specific title. That function is to allocate resources to and assess the performance of the segments of an enterprise. Often the chief operating decision maker of an enterprise is its chief executive officer or chief operating officer, but it may be a group consisting of, for example, the enterprise`s president, executive vice presidents, and others.

Considering the above factors, it is difficult for us to understand how strategic decisions, in an appropriate control environment, can be made without disaggregating pharmaceuticals from dog food and toothpaste. Please advise.

23. Further, we note that in the past Gillette has presented
Blades &
Razors, Duracell, Oral Care, Braun and Personal Care, as separate reportable segments. We realize that the combination of the two companies will result in a significant reorganization of the segments. However, we are concerned that the Blades & Razors and Duracell, considering the nature of the products (paragraph 17a), would appear to be separate reportable segments. After the considerable disclosure in the past by Gillette of these operations, on a disaggregated basis, we would need clarification as to why aggregating those two operations would serve the objectives of paragraph 3 of SFAS 131. Please advise.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, Procter & Gamble and Gillette should each furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions regarding accounting comments to Jennifer Thompson at (202) 824-5259, or in her absence, to John Cash at (202) 824-5373. Direct questions on other disclosure issues to Brigitte Lippmann at (202) 942-0755. You may also call the undersigned Assistant Director at (202) 942-1950, who supervised the review of your filing.

Sincerely,



Pamela A. Long
Assistant Director

cc:	Dennis J. Block, Esq.
	Cadwalader, Wickersham & Taft LLP
	One World Financial Center
	New York, New York 10281
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James J. Johnson, Esq., The Procter & Gamble Company
Richard K. Willard, Esq., The Gillette Company
May 5, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE